[NOVA Chemicals Letterhead]

November 15, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

RE:	NOVA Chemicals Corporation
Form 40-F for the Fiscal Year Ended December 31, 2005
File No. 1-13064

Dear Ms. Shah:

In accordance with the letter directed to your attention on October 12, 2006, NOVA Chemicals Corporation (“NOVA Chemicals”) undertook a thorough and detailed evaluation of its reportable operating segments based on paragraphs 16 through 24 of SFAS 131.  Based on the evaluation, which is explained below and in the attached exhibit, NOVA Chemicals has reassessed its reportable operating segments to consist of seven reportable segments.  Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, NOVA Chemicals requests that all supplemental materials provided to the Staff of the Division of Corporate Finance (the “Staff”) are returned to NOVA Chemicals upon completion of the Staff’s review.

Background

NOVA Chemicals reported two segments in its 2005 annual disclosure documents - Olefins/Polyolefins and Styrenics.  In June 2006, NOVA Chemicals announced that it would begin disclosing three segments in connection with a restructuring of its business.  NOVA Chemicals disclosed the three segments in its second and third quarter earnings releases.  As previously discussed with the Staff, despite the fact that NOVA Chemicals concluded that it had only two or three reportable segments, its Chief Operating Decision Maker receives detailed financial information for 16 operating segments as defined under paragraph 10 of SFAS 131.  NOVA Chemicals provided the Staff with supplemental profitability data for each of those 16 operating segments as part of its correspondence dated August 25, 2006.

Analysis

After re-evaluating these 16 operating segments in accordance with the aggregation criteria and quantitative thresholds set forth in paragraphs 17 and 18 of SFAS 131, NOVA Chemicals has determined that it has the following required reportable segments:  Alberta Olefins, Ontario Olefins, Polyethylene and Styrene Monomer.

Polyethylene is the only segment that resulted from the aggregation of multiple operating segments based on qualitative criteria.  The Polyethylene segment is comprised of the following operating segments:  LLDPE, LDPE, HDPE, SCLAIR and AST.  Based on our review, these operating segments have similar economic characteristics and have similarities in each of the following areas: (i) the nature of the product – polyethylene; (ii) the nature of the production process - polyethylene is produced using 95% ethylene and various additives and other catalysts; (iii) the type or class of customer for product – polyethylene is sold to injection molders or rotational molders for a variety of end-use consumer products; (iv) the methods used to distribute the products – polyethylene is packaged in bags or bulk and distributed via rail car or truck; and (v) nature of the regulatory environment – for example, all polyethylene products are treated in a similar manner from an environmental perspective.  As we noted in our correspondence dated August 25, 2006, AST has had historical gross margins which are different from our other polyethylene products.  However, we anticipate these margins will increase as the plant achieves full operating performance and market acceptance after a normal start-up period.  As such, we believe that it is appropriate to aggregate these operating segments into one segment – Polyethylene.  Polyethylene meets the quantitative thresholds for a reportable segment (please refer to Exhibit 1).

The revenue from the four required reportable segments listed above exceeds 75% of the total revenue as required by paragraph 20 of SFAS 131 (please refer to Exhibit 1).

The remaining eight operating segments are individually not significant enough to require separate disclosure.  However, management has determined that further segmentation of this remaining group of operating segments is desirable to enhance shareholder information.  As such, NOVA Chemicals will report the following segmentation:

1.                                       Alberta Olefins

2.                                       Ontario Olefins

3.                                       Polyethylene

4.                                       Styrene Monomer

5.                                       North American Solid Polystyrene

6.                                       NOVA Innovene European Joint Venture

7.                                       Other Styrenic Polymers

In total, NOVA Chemicals will have seven reportable segments.  NOVA Chemicals will also continue to provide detail for its Corporate items that are not technically considered an operating segment.

Proposal

When NOVA Chemicals announced its restructuring in June 2006, NOVA Chemicals stated its interest to sell STYRENIX or to enter into a joint venture.  STYRENIX is NOVA Chemicals’ current reportable segment that consists of the Styrene Monomer segment, North American Solid Polystyrene segment and NOVA Innovene European Joint Venture segment.  Discussions with third parties are ongoing and the reportable operating segments may change depending on the outcome.  NOVA Chemicals hopes to have resolution on this issue by the end of the fourth quarter of 2006.  Therefore, NOVA Chemicals respectfully proposes to report its annual results for 2006 and provide comparative data for 2005 and 2004 either on the basis of the reportable operating segments determined upon a completed STYRENIX transaction or, if that is not achieved, on the basis of the seven reportable segments as discussed in this letter.  Because the 2006 Form 40-F, which will be filed with the SEC on or before March 30, 2007, will provide comparative data for 2005 and 2004 on the basis of new reportable segments, management does not believe that restating its segment disclosures in the 2005 Form 40-F would be meaningful in any material manner to investors.

Since the company will be changing the composition of its reportable segments either after a STYRENIX transaction or, if that is not achieved, on the basis of the seven reportable segments set forth in this response letter, NOVA Chemicals will disclose the following segmented data, in accordance with paragraphs 27 through 32 of SFAS 131, beginning with the fourth quarter of 2006:

a.               General information about each reportable segment and types of products from which each segment derives its revenues;

b.              Information about reported segment profit or loss, segment assets, and the basis of measurement on a current period and comparative period basis; and

c.               Reconciliations of segment revenues, profit or loss, assets and other significant items to total amounts both on a current period and comparative period basis.

Please call the undersigned at (412) 490-4970 or Pat Jewison, Vice President, Tax and Controller at (412) 490-4287, should you have any questions with respect to the foregoing information.

Sincerely yours,

/s/ Lawrence A. MacDonald

Lawrence A. MacDonald
Senior Vice President and Chief Financial Officer

cc:                                 Tracey McKoy

U.S. Securities and Exchange Commission